Exhibit 99.1

Brussels / 10 May 2019 / 7:00 am CET

Anheuser-Busch InBev’s APAC Business Announces Application Filing

Ahead of Potential IPO on

Hong Kong Stock Exchange

May 10, 2019 – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that its Asia Pacific (APAC) subsidiary, Budweiser Brewing Company APAC Limited, has filed an application to list a minority stake of its shares on the Hong Kong Stock Exchange.

This is a step consistent with exploring such an opportunity. No assurance can be given that this transaction will be completed and the decision to proceed will depend on a number of factors, including but not limited to, valuation and prevailing market conditions. This press release does not represent an offer to sell nor a solicitation to buy shares in the company.

J.P. Morgan Securities (Far East) Limited and Morgan Stanley Asia Limited are acting as joint sponsors for the potential IPO (initial public offering).

About Budweiser Brewing Company APAC Limited

Budweiser Brewing Company APAC Limited is the largest beer company in Asia Pacific by retail sales value. It produces, imports, markets, distributes and sells a portfolio of more than 50 beer brands, which it owns or has licensed, including Budweiser, Stella Artois and Corona, Hoegaarden, Cass, Great Northern, Harbin and Victoria Bitter. Its principal markets are China, Australia, South Korea, India and Vietnam.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

ab-inbev.com

Brussels / 10 May 2019 / 7:00 am CET

Forward Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s potential listing of its subsidiary, Budweiser Brewing Company APAC Limited ( the “ABI APAC”), on the Hong Kong Stock Exchange and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the potential listing of ABI APAC, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2019. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 573 9289
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariusz.jamka@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John
Tel: +1 646 746 9673
E-mail: jency.john@ab-inbev.com

2

ab-inbev.com